THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

August 31, 2006

Division of Corporate Finance
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. H. Christopher Owings, Assistant Director

RE:	ZipGlobal Holdings, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Commission File No. 333-135134

Dear Mr. Owings:

In response to the Staff’s comment letter, dated August 14, 2006 (the “Comment Letter”), to Amendment No. 1 to Registration Statement on Form SB-2 (File No.: 333-135134) (the “Registration Statement”) filed by our client, ZipGlobal Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 3, 2006, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

The Company has also revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 2 to the Registration Statement with the SEC today (“Amendment No. 2”). A copy of Amendment No. 2, marked to show changes from Amendment No. 1, is enclosed with this Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

cc:   Michael Lee -ZipGlobal
Robert Boyle—Meyler & Company, LLC

Summary, page 5

1.
In response to your comment #1, we have reviewed Amendment No. 1 and eliminated defined terms that are clear from their context. In specific response to your comment, we have deleted the sentences defining terms in the first paragraph of each of the Summary and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections in Amendment No. 2.

Our inability to hire and retain our executive officers.., page 9

2.
In response to your comment #2, we have included a risk factor describing the Company’s dependence on its three founders as well as expanding the referenced risk factor to explain that the Company’s is dependent on hiring and retaining a sufficient number of skilled technical and mechanical personnel and dealer representatives in order to be able to implement its growth strategy in the Asia.

If we fail to meet or are delisted from the OTC Bulletin Board…, page 12

3.
In response to your comment #3, we have revised the disclosure in Amendment No. 2 to separately discuss the risk involved with being delisted from the OTC Bulletin Board and risks “penny stock” regulations.

Selling Security Holders, page 4

4.
In response to your comment #4, we have revised the disclosure in Amendment No. 2 to state that to the best of the Company’s knowledge, none of the selling stockholders are broker-dealers, underwriters or an affiliate of a broker-dealer.

5.	In response to your comment #5, the selling stockholders have been advised that they are subject to the provisions of Regulation M.

6.	In response to your comment #6, we have added dates of employment to the business experience of Zhong Hua Li and Hio Tong Ieong pursuant to Item 401(a)(4) of Regulation S-B.

7.
In response to your comment #7, we have reviewed the requirements of SFAS 116 and believe that the requirements of SFAS 116 are primarily appropriate for not-for-profit and non-profit entities. While the guidance does specify that it is applicable to business enterprises, we respectfully submit that it is our belief that this guidance refers to non-profit enterprises whose mission is public service and where contributed services are a significant portion of their operations. The Company was founded in 2005 with a for-profit motive and it has remained the Company’s intention since inception to pay its officers and directors salaries upon becoming profitable. The services provided are not by a third party (such as external accounting or legal services) or government entity with altruistic motives but by the Company’s officers and directors to protect their initial investment. Our officers and directors believe in the Company’s future and have forgone taking salaries although the Company has cash available to pay salaries. The Company respectfully submits that recording contributed services would not make our financial statements more meaningful to potential investors.

Description of Business, page 25

8.
In response to your comment #8, we have augmented our disclosure in Amendment No. 2 to provide more details concerning the resell part of our business. We respectfully submit that it is our belief that the augmented disclosure explains the resell portion of the Company’s business so that a person unfamiliar with the telecommunications business can understand it.

9.
In response to your comment #9, we have augmented the disclosure in Amendment No. 2 to include any technical limitations on equipment, increased operational costs as we gain additional customers, availability of equipment, any limitations on capacity usage and our technical development of technologies.

Results of Operations, Page 34

10.
In response to your comment #10, the Company has elaborated on its discussion on various expense components. The Company noted an inconsistency in the classification of certain expenses between Cost of Sales and General and Administrative. The Cost of Sales discussion only includes the discussion of expenses paid to other carriers as these are the vast majority of the Company’s Cost of Sales. This inconsistency was only between expense accounts. The Company revised the classification in 2005 to make the comparison to 2006 more meaningful.

Liquidity and Capital Resources, page 35

11.
In response to your comment #11, the Company has elaborated on its discussion on various working capital components. The Company noted an inconsistency in the classification of certain payables between Accounts Payable and Accrued Expenses. This inconsistency was only between liability accounts. The Company revised the classification in 2005 to make the comparison to 2006 more meaningful.

12.
In response to your comment #12, please be advised that the cost of inventory is based upon the FIFO method. We have revised our Critical Accounting Policies to reflect the use of FIFO. We apologize for any confusion.

Revenue Recognition, page 36

13.
In response to your comment #13, the gateway kits are sold to customers who are charged an activation fee for subscribing to the service. As discussed in Note B to the financial statements, revenues and related expenses related to the activation fees from the sale of gateway kits are amortized over the average customer relationship period. We do not record revenues on sales kits given to sales agents. Revenue is only recognized when sales agents sell gateway kits to customers. The gateway kits are recorded in Inventory while they are held by sales agents. The deferral of the activation fees on the sales of gateway kits by sales agents to customers is the same as when the Company sells gateway kits directly to customers.

The Company does not provide gateway kits to sales agents free of charge. The Company receives an initial deposit of $75 per kit. This deposit is similar to a security deposit and is recorded as a liability by the Company. The sales agents are provided additional gateway kits to replenish the gateway kits that they have sold. These kits are not provided free of charge on a consignment basis. We have augmented the disclosure to the Revenue Recognition subsection of the Description of Business section to clarify this issue.

The following summarizes the journal entries made relating to the sale of gateway kits and activation fees. As mentioned above, gateway kits held by sales agents are included in inventory, and there is thus no accounting entry made upon delivery of the gateway kit to the sales agent other than recording the initial deposit mentioned above. The entries below apply to both direct sales by the Company to customers and sales by sales agents to customers.

Dr. Inventory	25
Cr. Cash	25
Purchase Gateway Kits

Dr. Accounts Receivable	30
Cr. Deferred Revenue	30
Record Sale of Gateway Kits (Recognized over average relationship period of contracts)

Dr. Deferred Expenses	25
Cr. Inventory	25
Record Cost of Sales of Gateway Kits (Recognized over average relationship period of contracts)

Dr. Deferred Revenue	6
Cost of Sales	5
Cr. Activation Fee Revenue	6
Deferred Expenses	5
Record Amortization of Deferred Activation Fees

The revenue recognition policy relating to the sale of gateway kits and activation fees are disclosed within the Revenue Recognition section and with the Critical Accounting Policies. The initial language did not indicate that the sales of gateway kits and the activation fees are used interchangeably. The Company has clarified this language to make the disclosure clearer.

Stock-based Compensation, page 36

14.
In response to your comment #15, please be advised that at inception, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock Based Compensation. The Company adopted SFAS No. 123 (R) for the period beginning after December 15, 2005. We revised our disclosure on the adoption of SFAS 123 (R) to clarify that the provisions will not have a material impact on the Company’s financial statements as the Company already utilized the fair value method.

The $16,000 in stock based compensation was the shares issued to the founders of Beasley, a subsidiary of the Company, upon Beasley’s founding. The shares were issued at the $1 par value of Beasley.

The Company has updated its Critical Accounting Policies to discuss the assumptions used in measuring stock based compensation and has provided analysis of the sensitivity of the stock based compensation to changes in these assumptions.

Exhibits

15.	In response to your comment #15, we have refiled our management agreement with Max International Investments Limited as Exhibit 10.9.

Notes to Financial Statements

Note A - Nature of Business, page F-6

16.
In response to your comment #16, please be advised that the intercompany management fee between Max International Investment Limited and the Company is eliminated in consolidation. We added disclosure of this fact.

Reverse Merger, page F-6

17.
In response to your comment #17, please be advised that there were no issued and outstanding shares of ZipGlobal prior to the reverse merger with Beasley. Therefore, we respectfully submit that the Consolidated Statement of Stockholders’ Equity is accurate as reported.

Revenue Recognition, page F-8

18.
In response to your comment #18, the Company believes that it is appropriate to record revenue on a gross basis based upon the criteria enumerated in EITF 99-19. The Company acts as a principal in the transactions, has latitude in establishing the resale price, has discretion in selecting suppliers and bears the credit risk on the transactions.

The sellers of minutes provide the minutes directly to the Company and are not aware of customers that the Company is selling the minutes to. The Company then provides these minutes to the customer. The Company obtains possession and immediately provides these minutes through the Company’s switches. The provider of minutes has no interaction with the purchaser of the minutes.

The Company has considered the requirements of SFAS No. 13 and EITF No. 01-8 in regard to determining if a leasing arrangement exists. The Company does not believe that these transactions fall within the scope of SFAS No. 13 and EITF No. 01-8 as the minutes are inventory and not depreciable property, plant or equipment.

Please be aware that the Company does not pay any minimum fees for the ability to purchase minutes. The Company only pays the contractually determined amount for minutes purchased. The capacity is sold immediately with no continuing involvement of the Company.

The following are the journal entries made relating to the above transactions:

Dr. Accounts Receivable	105
Cr. Sales	105
Record Sale of Capacity

Dr. Cost of Sales	100
Cr. Accounts Payable	100
Record Purchase of Minutes

Foreign Currency Transactions, page F-8

19.	In response to your comment #19, we respectfully submit that the foreign currency transaction gains/losses were not material and therefore not disclosed.

Note F - Income Tax Provisions, page F-11

20.	In response to your comment #20, the Company has revised its footnote to include the computation of the deferred tax asset and corresponding valuation allowance.

There was previously no federal or state income tax provision as the Company had only minor income and expenses in the United States. Such amounts were not material to the financial statements.